Exhibit 99.2

LAKE SHORE GOLD CORP.

Consolidated Financial Statements

(December 31, 2009 and 2008)

AUDITORS’ REPORT

To the Shareholders of Lake Shore Gold Corp.

We have audited the consolidated balance sheets of Lake Shore Gold Corp. as at December 31, 2009 and 2008 and the consolidated statements of income (loss) and deficit, comprehensive income (loss) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 9, 2010

LAKE SHORE GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

As at December 31,	2009	2008
Assets
Current
Cash and cash equivalents	$132,920	$85,319
Exploration advances and other receivables	3,810	3,888
	136,730	89,207
Investments notes 5 and 6	1,145	3
Restricted cash note 7	4,766	4,901
Property, plant and equipment (net of accumulated amortization) note 9	28,723	13,703
Resource properties and deferred exploration note 10	849,193	172,108
	$1,020,557	$279,922
Liabilities
Current
Accounts payable and accrued liabilities	$19,352	$17,113
Current portion of capital lease obligations note 11	3,119	671
	22,471	17,784
Capital lease obligations note 11	5,764	719
Asset retirement obligations note 13	1,728	1,461
Future income tax liabilities note 15	152,975	17,381
	160,467	19,561
Shareholders’ Equity
Share capital note 12(b)	827,795	252,872
Contributed surplus note 12(f)	25,940	7,982
Accumulated other comprehensive income note 12(g)	26	0
Deficit	(16,142)	(18,277)
	(16,116)	(18,277)
	837,619	242,577
	$1,020,557	$279,922

Commitments and contingencies notes 10 and 17

Subsequent events note 6, 10 and 12

See accompanying notes to consolidated financial statements

Approved by the Board

[Signed Alan Moon]	[Signed Arnold Klassen]

Alan C. Moon	Arnold Klassen
Director	Director

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(in thousands of dollars)

For the year ended December 31,	2009	2008
Expenses
Corporate costs note 12(d)	$6,886	$5,830
Consulting fees notes 12(d) and 14	362	1,094
General exploration note 12(d)	699	830
Shareholder information	512	579
Legal and accounting	496	434
Unrealized loss on investment	—	32
Write-off of resource properties and deferred exploration	210	—
Depreciation of property, plant and equipment	249	144
Accretion of asset retirement obligations note 13	146	124
Travel	541	685
Loss before the undernoted	(10,101)	(9,752)
Interest expense	(70)	(184)
Interest and other income	477	2,404
Loss before income taxes	(9,694)	(7,532)
Recovery of income taxes note 15	11,829	2,031
Net income (loss) for the year	$2,135	$(5,501)
Deficit, beginning of year	$(18,277)	$(12,776)
Deficit, end of year	$(16,142)	$(18,277)
Net income (loss) per share - basic and diluted note 12(h)	$0.01	$(0.04)
Basic weighted-average number of shares outstanding (000’s)	224,278	155,797
Diluted weighted-average number of shares outstanding (000’s)	229,753	155,797

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of dollars)

For the year ended December 31,	2009	2008
Net income (loss) for the year	$2,135	$(5,501)
Other comprehensive income (net of tax)	26	6
Comprehensive income (loss) for the year	$2,161	$(5,495)

See accompanying notes to consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

For the year ended December 31,	2009	2008
Operating Activities
Net income (loss) for the year	$2,135	$(5,501)
Recovery of future income taxes	(11,829)	(2,031)
Stock-based compensation note 12(d)	1,692	1,605
Unrealized loss on investment	—	32
Write-off of resource properties and deferred exploration	210	—
Depreciation	249	144
Accretion of asset retirement obligations note 13	146	124
	(7,397)	(5,628)
Change in non-cash operating working capital items:
Decrease in exploration advances and other receivables	897	115
(Decrease) increase in accounts payable and accrued liabilities	(1,118)	1,249
Cash used in operating activities	(7,618)	(4,263)
Investing Activities
Restricted cash	135	(1,121)
Net cash on acquisition of West Timmins Mining Inc.	8,386	—
Acquisition of Bell Creek West properties note 10	(15,183)	—
Investment note 6	(900)	—
Additions to property, plant and equipment	(7,486)	(11,295)
Resource properties and deferred exploration expenditures (net of pre-production revenue)	(85,221)	(54,097)
Cash used in investing activities	(100,269)	(66,513)
Financing Activities
Proceeds from private placements / public offerings (net of share issue costs)	149,104	143,346
Exercise of stock options and warrants	9,757	1,095
Payment of capital lease obligations	(3,373)	(260)
Cash provided by financing activities	155,488	144,180
Increase in cash during the year	47,601	73,404
Cash and cash equivalents at beginning of year	85,319	11,915
Cash and cash equivalents at end of year	$132,920	$85,319

Supplemental cash flow information note 16

See accompanying notes to consolidated financial statements

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

1.              DESCRIPTION OF BUSINESS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is engaged in the exploration and development of gold properties in Northern Ontario and Quebec. The Company has identified economically recoverable reserves on one of its properties and has not determined whether the other exploration properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for resource properties and deferred exploration is dependent upon the discovery of economically recoverable reserves on the other exploration properties and on attaining future profitable production from its advanced exploration property.

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. Management is of the opinion that additional financing is available and may be sourced in time to allow the Company to continue its planned activities in the normal course. However, there is no assurance it will be able to raise funds in the future.

2.              SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the following policies:

a)              Basis of Consolidation

The consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries. On November 6, 2009, the Company acquired all of the shares of West Timmins Mining Inc. (“West Timmins”, note 8), and West Timmins and its wholly-owned Mexican subsidiary became wholly-owned subsidiaries of Lake Shore Gold. All intercompany balances and transactions have been eliminated upon consolidation.

The Company participates in unincorporated joint ventures which are not variable interest entities. The Company proportionately consolidates its interest in these unincorporated joint ventures.

b)              Financial Instruments

The Company classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Items held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of income (loss) and deficit.

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivable and are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost. The Company has classified its investments in certain public companies (note 5) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss). These amounts will be reclassified from shareholders’ equity to net income (loss) when the investments are sold or when the investments are impaired and the impairment is considered less than temporary. The Company has not classified any financial assets as held-to-maturity.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

c)              Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

d)              Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include assets of a capital nature that are currently used and amortized. Property, plant and equipment are amortized on a straight-line basis over the asset’s useful life.

Depreciation rates for each class of asset are as follows:

Office equipment	20%
Computer equipment	30%
Mining and milling equipment	3-10 years

e)              Resource Properties and Deferred Exploration

Resource properties and related exploration and development costs are recorded at cost on a property-by-property basis.

The Company considers its exploration and evaluation costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration and evaluation costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made. Costs incurred for general exploration, including expenditures of a general reconnaissance nature, that are not project specific or do not result in the acquisition of resource properties are charged to operations.

Property, plant and equipment currently not in use are recorded as resource properties and deferred exploration until those properties are brought into commercial production, at which time they will be reclassified in property, plant and equipment and amortized over the life of the mine on a unit-of-production basis, except where the life of the asset is less than the life of the mine, in which case depreciation will be recorded on a straight-line basis over its useful life, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

Long-lived assets, including resource properties and deferred exploration, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset, whenever the future cash flows to be generated by the asset can be estimated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For resource properties for which the Company has not established mineral reserves, and therefore does not have a basis to prepare cash flow projections to support the carrying amount of these properties, other factors such as gold prices, the ability of the Company to finance the projects and exploration results to date, are considered in determining whether a write down is required.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

f)                Future Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

g)             Asset Retirement Obligations

Asset retirement obligations consist of legal obligations associated with the retirement of tangible, long-lived assets that result from the acquisition, construction, development or operation of the assets. The retirement of a long-lived asset is its permanent removal from service, sale, abandonment or disposal.

Asset retirement obligations are recognized as they are incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to income. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement cost is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

h)             Comprehensive Income (Loss)

Comprehensive income (loss) comprises the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes. The components of the comprehensive income (loss) are disclosed on the consolidated statements of comprehensive income (loss).

i)                Stock-based Compensation

The Company has a stock-based compensation plan which is described in note 12 (c).

The stock-based compensation cost is based on the estimated fair value of new options granted to employees, consultants, officers and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period. The stock-based compensation cost is recognized as an expense on the consolidated statements of loss and deficit or capitalized on resource properties and deferred exploration (options granted to individuals involved on specific projects).

j)                Basic and Diluted Income (Loss) per Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates where management’s judgment is applied include asset valuations, asset retirement obligations, income taxes, stock based compensation and ability to continue as a going concern. Actual results may differ from those estimates.

k)            Defined Contribution Pension Plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as incurred and charged to the consolidated statements of loss and deficit or capitalized on resource properties and deferred exploration for employees involved in the specific projects.

m)          Foreign currency translation

The Company’s Mexican subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate at in effect at the balance sheet date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income (loss) for the year.

3.              CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

A.            CHANGES IN ACCOUNTING POLICIES

Mining exploration costs

On March 27, 2009, the Canadian Institute of Chartered Accountants (“CICA”) approved EIC 174, “Mining Exploration Costs”. The EIC provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. The Company has applied this new abstract at the date of issuance resulting in no impact on its consolidated financial statements.

Amendments to Section 3862, Financial Instruments - Disclosures

In July, 2009, the CICA approved amendments to section 3862, Financial Instruments — Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e as prices) or indirectly (i.e derived from prices);

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 in its December 31, 2009 consolidated financial statements (note 5).

B.            RECENT ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The Company has developed a plan for IFRS convergence and has started the implementation process. Detailed analysis of the differences between IFRS and the Company’s accounting policies and assessment of the various alternatives for first time adoption of IFRS are in progress. Training for key employees has begun and will continue throughout the implementation. Due to anticipated changes in IFRS prior to transition, it is currently not possible to fully determine the impact on the consolidated results.

Business Combinations / Consolidated Financial Statements / Non — Controlling Interests

In January 2009, the CICA adopted sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. These new sections were created to converge Canadian GAAP to IFRS.

4.              CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated balance sheet: share capital, deficit, contributed surplus and cash and cash equivalents.

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

5.              FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2009 and 2008 are as follows:

As at December 31,	2009	2008
Financial Assets
Held-for-trading, measured at fair value*
Cash and cash equivalents	$132,920	$85,319
Restricted cash	4,766	4,901
	$137,686	$90,220
Loans and receivable, measured at amortised cost
Exploration advances and other receivables	$3,810	$3,888

Available-for-sale, measured at fair value
Investments in public companies	245	3

Financial Liabilities
Other liabilities, measured at amortised cost
Accounts payable and accrued liabilities	$19,352	$17,113

*  The above were designated as held for trading upon initial recognition

FAIR VALUES

The fair values of cash and cash equivalents, restricted cash, exploration advances and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	2009	2008
As at December 31,	Level 1	Level 1
Cash and cash equivalents	$132,920	$85,319
Investments in public listed companies	245	3

The Company does not have Level 2 or Level 3 inputs (note 3).

The Company holds investments in four public companies; with the exception of the investment in Northern Superior Resources Inc. (“Northern Superior”), the Company acquired the other investments with the acquisition of West Timmins (note 8).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

RISK MANAGEMENT POLICIES

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to exploration advances and receivables, which consist of goods and services tax due from the Federal Government of Canada and refundable tax credits for resources due from the Government of Quebec. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company has a cash and cash equivalents balance of $132,920 (December 31, 2008 — $85,319) to settle current liabilities of $22,471 (December 31, 2008 — $17,784). All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

a.               Interest rate risk

The Company has significant cash balances and no debt. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2009, is invested in very liquid and low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill’s balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $416 in 2010 (2009 - $597).

b.              Price risk

The Company is exposed to price risk with respect to future gold prices which impacts the future economic feasibility of its resource properties.

c.               Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales will be denominated in United States Dollars (US$) and the Company’s functional currency is

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s exploration properties.

6.              INVESTMENT IN RT MINERALS INC.

On December 31, 2009, the Company acquired 6,000,000 units (“Units”), consisting of one common share and one common share purchase warrants on RT Minerals Corp. (“RT Minerals”) for $900. Subsequent to year end, on January 6, 2009, the Company acquired another 1,500,000 Units of RT Minerals for $300 bringing the Company’s investment in RT Minerals to 26.26% of the outstanding common shares. The Company’s share on the net book value of RT Minerals at the date of acquisition is $394 (“NBV”); the difference between amount paid of $900 and NBV of RT Minerals at date of acquisition will be allocated to the resource property balances.

In connection with the above transactions, on December 31, 2009, Lake Shore Gold and RT Minerals entered into a Strategic Alliance Agreement, which provides the Company with certain rights, including a right to participate pro rata in any future equity financings by RT Minerals, a right to appoint two members of the board of directors of RT Minerals, a right of first refusal in the event RT Minerals seeks to sell or joint venture any of its properties, and an option to acquire a 50% interest in RT Minerals’ Golden Property. The Golden Property covers approximately 6.4 kilometres along the western extension of the Destor-Porcupine fault system and is contiguous to Lake Shore Gold’s Timmins West Gold Complex.

The investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and the carrying value will be adjusted thereafter to include the Company’s pro rata share of post-acquisition earnings (losses) of RT Minerals, computed by the consolidation method. The amount of the adjustment will be included in the determination of net income (losses) of the Company, and the investment carrying amount will change to reflect the Company’s share of capital transactions (including amounts recognized in other comprehensive income (loss) and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.

7.              RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties ($4,137) and other letters of credit issued under various agreements ($629). These funds are restricted and not available for current operations.

8.              ACQUISITION OF WEST TIMMINS MINING INC.

On November 6, 2009 (“the acquisition date”), Lake Shore Gold acquired all of the issued and outstanding common shares of West Timmins Mining Inc. (‘West Timmins”) by issuing 103,951,125 common shares of the Company (each West Timmins common share outstanding on November 6, 2009 was exchanged for 0.73 of a Lake Shore Gold common share). The outstanding West Timmins stock options and warrants were exchanged into 4,370,179 options and 4,180,085 warrants of Lake Shore Gold, at the same exchange ratio of 0.73.

The acquisition is accounted for as an asset acquisition under Canadian GAAP. The Lake Shore Gold shares issued were valued at $399,172 and the options and warrants at $13,128 and $11,591 respectively. The Company incurred related transaction costs of $4,499 and share issue costs of $170. At the time of acquisition, West Timmins Mining held 25,000 shares of Lake Shore Gold, valued at $95.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

The fair value of stock options and warrants was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $3.00 and $2.95, respectively for options and warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 71% to 85% and 81% to 83%, respectively for options and warrants; risk free interest rate of 1.3% to 2.42% and 1.31%, respectively for options and warrants and expected life of 0.6 to 3.2 years and of 0.73 to 1.1 years, respectively for options and warrants. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

The consideration paid by the Company has been allocated on a preliminary basis to assets and liabilities acquired as follows:

Total
Cash	$13,056
Investments in public listed companies	218
Property, plant and equipment	44
Resource properties and deferred exploration	563,596
Working capital	(219)
Treasury shares	95
Future tax liabilities	(148,400)
Purchase price	$428,390

Consideration:
Common shares	$399,172
Options and warrants	$24,719
Cash	4,499
Total purchase price consideration	$428,390

The preliminary allocation of the purchase price was based on information available at December 31, 2009. The allocation of the purchase price has not been finalized and is subject to adjustments, which can be material. The Company has to November 6, 2010 to finalize the purchase price allocation.

The transaction resulted in the Company acquiring 100% ownership of the Thunder Creek property (note 10), an interest in several other exploration properties in the proximity of Thunder Creek and interest in several properties in Mexico. The Canadian properties were preliminarily valued at $447,582 (including future tax liability of $115,636) and the 100% owned Mexican properties at $117,014 (including future tax liability of $32,764).

9.              PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment at December 31, 2009 are as follows:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

	Cost	Accumulated Amortization	Net Book Value
Office equipment	$213	$78	$135
Computer equipment	1,271	436	835
Mining and milling equipment	31,072	3,319	27,753
	$32,556	$3,833	$28,723

At December 31, 2008:

		Accumulated
	Cost	Amortization	Net Book Value
Office equipment	$218	$40	$178
Computer equipment	779	170	609
Mining and milling equipment	13,585	669	12,916
	$14,582	$879	$13,703

Mining and milling equipment at December 31, 2009, includes cost of $12,174 (December 31, 2008 - $1,733) and accumulated amortization of $1,059 (December 31, 2008 - $128) of capital equipment and vehicles under capital lease (note 11).

The amortization of equipment used in the exploration activities is capitalized in resource properties and deferred exploration ($2,705 for the year ended December 31, 2009; $664 for the year ended December 31, 2008).

10.       RESOURCE PROPERTIES AND DEFERRED EXPLORATION

For the year ended December 31, 2009:

	Timmins Mine Project	Bell Creek Properties	Thunder Creek & acquired West Timmins Canadian Properties	Casa Berardi	Other(1)	Mexican Properties	Total
Balance, beginning of year	$123,062	$32,887	$3,375	$1,041	$11,743	—	$172,108
Property acquisition, assessment and maintenance	304	22,216	446,592	51	5	117,022	586,190
Bell Creek mill	—	12,120	—	—	—	—	12,120
Analytical	808	323	251	52	24	—	1,458
Geology	110	296	127	2	156	—	691
Drilling	4,476	6,674	2,709	884	57	—	14,800
Project administration	48	512	350	61	112	—	1,083
Write off of resource properties	—	—	—	—	(210)	—	(210)
Advanced exploration	51,334	14,667	1,047	—	—	—	67,048
Pre-production revenue	(6,095)	—	—	—	—	—	(6,095)
Balance, end of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193

(1)  Includes Ti-paa-haa-kaaning $4,687; Blakelock $3,616; Abitibi $1,644; Bazooka $942; Miscellaneous $998.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

For the year ended December 31, 2008:

	Timmins Mine	Bell Creek	Thunder	Casa
	Project	Properties	Creek	Berardi	Other(1)	Total
Balance, beginning of year	$82,079	$19,088	$2,413	$48	$5,414	$109,042
Property acquisition, assessment and maintenance	—	118	9	4	336	467
Bell Creek mine and mill	—	9,009	—	—	—	9,009
Analytical	88	25	34	61	289	497
Geology	237	319	119	262	781	1,718
Drilling	1,688	4,076	749	640	3,988	11,141
Project administration	318	252	51	26	935	1,582
Advanced exploration	38,652	—	—	—	—	38,652
Balance, end of year	$123,062	$32,887	$3,375	$1,041	$11,743	$172,108

(1) Includes Ti-pa-haa-kaa-ning $4,480; Blakelock $3,523; Abitibi $1,644; Bazooka $942; Miscellaneous $1,155.

Timmins Mine Project

Lake Shore Gold owns 100% of the Timmins Mine project, of which one of the claims (which does not contain any portion of the current reserves or resources on the Timmins Mine project) is subject to a 1.5% net smelter returns royalty, which the Company can purchase for $1,000. The Company is carrying out an advanced exploration program on the Timmins Mine project and realized $6,095 of pre-production revenue from the gold sales in 2009 (2008 - $Nil).

On July 18, 2008, the Company signed an Exploration Agreement with the Flying Post First Nation and Mattagami First Nation (“the First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with exploration and advanced exploration work on the Timmins Mine project and Thunder Creek property. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. During the year ended December 31, 2008, Lake Shore Gold issued 100,000 common shares of the Company, valued at $118, to the First Nation communities.

Bell Creek Properties

Bell Creek Properties include the Bell Creek mine and mill, the newly acquired Bell Creek West properties and Vogel and Schumacher properties with values as at December 31, 2009 and 2008 as follows:

Property	2009	2008
Mill	$31,085	$18,964
Mine	5,446	2,003
Bell Creek advanced exploration	11,225	—
Exploration properties (including acquired Bell Creek West properties)	41,939	11,920
Bell Creek properties	$89,695	$32,887

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

On December 17, 2009, the Company acquired from Goldcorp Canada Ltd., manager of the Porcupine Gold Mines Joint Venture (“PJV”), and Goldcorp Inc. approximately 28 square kilometers of prospective exploration property (the “Bell Creek West” properties) in the surrounding vicinity of the Company’s 100% owned Bell Creek Mine and Mill. The properties, which range from a project with historic resources, the Marlhill Mine, to early stage exploration targets, are all located along the New Mine Trend, host of the PJV’s Hoyle Pond Mine and Pamour operations.

Consideration for the transaction included $15,000 of cash and 1,596,023 Lake Shore Gold common shares, valued at $6,523. The Company incurred related transaction costs of $194; as part of the agreement the Company assumed environmental liabilities for clean up and remediation on the properties acquired estimated at $197. The PJV has retained a 2% net smelter royalty relating to any future production from the acquired properties, which are divided into five blocks; the Company has the right to buy back 1% of the net smelter royalty on four of the five blocks of properties for $2,500 for each block.

The consideration paid by the Company has been allocated to the assets and liabilities acquired as follows:

Total
Resource properties and deferred exploration	$21,906
Asset retirement obligations	(197)
Purchase price	$21,709

Consideration:
Cash	$15,000
Common shares, net of share issue costs	6,515
Acquisition costs	194
Total purchase price consideration	$21,709

In March 2005, the Company acquired 100% of a mining lease on the Vogel property, located in the Timmins Gold Camp, Ontario. The Vogel property consists of one patented “Vet Lot” covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold properties. The property is subject to a maximum 3% net smelter royalty with annual advance royalty payments of US$50. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property.

In December 2005, the Company signed a twenty year lease agreement to acquire the Schumacher property (the “Schumacher agreement”) located contiguous to and west of Lake Shore Gold’s Vogel property. The agreement can be extended, at the request of Lake Shore for as many 20-year terms, as Lake Shore Gold considers necessary to completely exploit all potential resources from the property. The property is subject to a 2% net smelter royalty with advanced annual royalty payments of $25 in years 4-6 and $50 thereafter.

On March 10, 2009, the Company signed an Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan and Wahgoshig First Nations (“the Bell Creek First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with exploration and advanced

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

exploration work on the Bell Creek, Vogel and Shumaker properties. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. During the year ended December 31, 2009, Lake Shore Gold issued a total of 40,000 common shares of the Company, valued at $114, to the Bell Creek First Nation communities.

Thunder Creek and West Timmins acquired Canadian Properties

As of November 6, 2009, the Thunder Creek property is 100% owned by Lake Shore Gold (subsequent to the acquisition of West Timmins Mining by the Company, note 8). Previously the Company had a 60% interest (with West Timmins Mining holding the remaining 40%); the Company was the operator with all work funded on a 60/40 pro-rata basis. Portions of the property are subject to either a 2% or a 3% net smelter royalty with an annual pre-production royalty payment of $5 adjusted annually for Canadian Price Index.

Through the acquisition of West Timmins, the Company also acquired approximately 120 square kilometres of additional exploration property in close proximity to Thunder Creek and the Company’s Timmins mine, including 100% ownership on the Thorne and Highway 144 properties and 51% to 55% on various other properties (“Other properties”). Certain of the Other properties are subject to net smelter royalties between 2% and 3%. On certain of the Other properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

On August 23, 2009, West Timmins had entered into an agreement with Explorers Alliance Corporation and certain other third parties (together the “Vendors”) to acquire the remaining non owned 49% interest in the Allerston properties and 100% interest in certain other properties by issuing shares and warrants of West Timmins (none issued as at the acquisition date). On January 22, 2010, the Company and the Vendors entered into a Revival and Amending Agreement (the “Agreement”), whereby the Company agreed to acquire the properties as per the original agreement and acquire some additional exploration interests by issuing 1,058,850 common shares of the Company and 513,000 common share purchase warrants; the warrants will expire 18 months from the closing date of the transaction and will be exercisable as follows: 75,000 at $4.75 per share and 438,000 at $3.70 per common share.

Casa Berardi

On September 6, 2007, the Company entered into an option joint venture agreement with Aurizon Mines Ltd. (“Aurizon”) to acquire a 50% interest in Aurizon’s large land position surrounding its Casa Berardi mine (‘the Casa Berardi property”). Under the terms of the agreement, Lake Shore Gold has a 50% earn-in right in the Casa Berardi property by incurring exploration expenditures of $5,000 over a five-year period ($600 in the first year, $1,000 in the next three years and $1,400 in the fifth year). Lake Shore Gold is the operator during the earn-in period. If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon willl then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study. As at December 31, 2009, the Company has spent a total of $3,479 on the Casa Berardi property (gross of estimated Quebec refundable tax credits of $1,388).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

Other

During the year ended December 31, 2009, the Company wrote off exploration costs of $210 (2008 - $Nil) relating to various non core projects in Ontario.

West Timmins acquired Mexican Properties

The West Timmins transaction also provided the Company with 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, high-grade Lluvia de Oro gold-silver project, Universo gold project as well as other properties. A portion of the The Montaña de Oro property is subject to a 1% net smelter royalty. The Company is required to make annual payments of Mexican pesos 800 ($66) for land rights on one of the Mexican properties.

11.  CAPITAL LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2010 and 2013 with interest rates between 3.35% to 8.5%. Estimated minimum annual lease payments at December 31, 2009 and 2008 are as follows:

	December 31, 2009	December 31, 2008
2009	$0	$776
2010	3,628	537
2011	2,754	116
2012	2,512	115
2013	1,073	—
Total minimum lease payments	$9,967	$1,544
Less: Amount representing interest	(1,084)	(154)
Present value of capital lease obligations	$8,883	$1,390
Less: Current portion	(3,119)	(671)
Non-current portion	$5,764	$719

12.       SHARE CAPITAL

a)   Authorized unlimited common shares without par value.

b)   During the years ended December 31, 2009 and 2008, changes in issued share capital were as follows:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

	Year ended December 31, 2009		Year ended December 31, 2008
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of year	175,354,885	$252,872	112,684,675	$112,071
Public offering, net of share issue costs of $2,692*	37,232,056	57,995	—	—
Private placements, net of share issue costs of $671* (2008- $647*)	20,553,929	92,329	61,339,210	143,643
Issued on acquisition of West Timmins Mining note 8, net of share issue costs of $128*	103,951,125	399,045	—	—
Treasury shares note 8	(25,000)	(95)	—	—
Exercise of options (including transfer of $7,792 (2008 - $670) from contributed surplus)	4,308,792	12,389	1,231,000	1,765
Exercise of warrants (including transfer of $1,473 (2008 - $Nil) from contributed surplus)	2,282,916	6,632	—	—
Renunciation of flow-through shares	—	—	—	(4,725)
Issued as part of resource properties agreements, net of share issue costs of $3* (2008 - $ 2*), note 9	1,636,023	6,628	100,000	118
Balance, end of year	345,294,726	$827,795	175,354,885	$252,872

* Share issue costs includes $1,266 (2008 - $297) adjustment for recovery of income tax.

Public offering

On March 5, 2009, the Company completed a bought-deal financing pursuant to an underwriting agreement between the Company and a syndicate of Banks led by Scotia Capital Inc. (collectively, the “underwriters”). The Company raised gross proceeds of $60,687 through the issuance of 30,615,871 common shares of the Company at a price of $1.55 per common share and 6,616,185 flow-through common shares (“flow through shares”) at $2.00 per flow through share. The underwriters received a cash commission equal to 5% of gross proceeds. The Company has until December 31, 2010 to spend the money raised by issuing flow through shares on Canadian exploration expenditures (“CEE”).

Private placements

On December 4, 2009, the Company completed a private placement with Hochschild Mining plc. (“Hochschild”), a related party in 2009, raising gross proceeds of $85,000 through the issuance of 19,187,359 shares. At December 31, 2009, Hochschild’s shareholding in the Company on a fully diluted basis is 36%. On December 29, 2009 the Company raised gross proceeds of $8,000 from the issuance of 1,366,570 flow-through shares, representing the first tranche of a non-brokered structured flow-through financing announced on November 19, 2009. Subsequent to year end, on February 16, 2010, the Company issued 1,273,036 shares (“second tranche”) for gross proceeds of $7,614, bringing the total gross proceeds from the transaction to $15,614. The Company has until December 31, 2010 and 2011 respectively to spend the money raised by issuing flow through shares respectively in the first and second tranche on CEE.

On June 17, 2008, the Company completed a private placement transaction with Hochschild, involving the sale to Hochschild of 33,166,908 common shares of Lake Shore Gold at a price of $2.40 per share, for proceeds of $79,601. The transaction follows an initial private placement with Hochschild, completed on February 25, 2008, whereby Lake Shore Gold issued 28,172,302 common shares of the Company at $2.30 per share for a total consideration of $64,689. Hochschild has agreed to a standstill with Lake Shore Gold, limiting its shareholdings to no more than 40%, on a fully diluted basis, until November 22, 2010.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

c)     Stock Options

As at December 31, 2009, the Company had 12,993,720 options outstanding of which 7,219,214 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days day preceding the grant of the option. All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 10% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

A summary of the changes in the Company’s incentive share option plan for the years ended December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
		Weighted-		Weighted-
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding, beginning of year	10,380,000	$1.37	6,380,000	$1.48
Granted	3,244,500	$3.73	6,720,000	$1.26
Issued in conection with the acquisition of West
Timmins Mining note 8	4,370,179	$0.96	—	—
Exercised	(4,308,792)	$1.07	(1,231,000)	$0.89
Forfeited	(692,167)	$1.66	(1,489,000)	$1.74
Outstanding, end of year	12,993,720	$1.90	10,380,000	$1.37
Exercisable, end of year	7,219,214	$1.42	2,981,648	$1.48

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2009:

		Weighted-
	Number of	Average	Weighted	Number of	Weighted
Exercise Price	Options	Remaining Years	Average	Options	Average
Range	Outstanding	of Contractual life	Exercise Price	Exercisable	Exercise Price
$0.00-$0.99	4,675,046	3.1	$0.76	2,668,378	$0.72
$1.00-$1.99	4,510,084	3.1	$1.67	3,566,746	$1.74
$2.00-$2.99	947,590	2.6	$2.11	947,590	$2.11
$3.00-$3.99	396,500	4.6	$3.66	36,500	$3.42
$4.00-$5.00	2,464,500	4.9	$4.13	—	—
	12,993,720			7,219,214

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

d)     Stock-Based Compensation

Stock-based compensation recognized is allocated to consulting fees (options granted to consultants), general exploration (options granted to individuals involved in exploration work of a general reconnaissance nature), corporate costs (options granted to directors and corporate employees) and capitalized as part of resource properties and deferred exploration (options granted to individuals involved on the specific projects included in resource properties and deferred exploration). The Company capitalized $812 of stock based compensation during 2009 (2008 - $473).

The allocation on the consolidated statement of income (loss) and deficit for the years ended December 31, 2009 and 2008 was as follows:

Year ended December 31,	2009	2008
Corporate costs	$1,506	$1,187
Consulting fees	172	299
General exploration	14	119
Total stock-based compensation	$1,692	$1,605

Stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $1.90 (2008 — $0.58) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (2008 — 62.5% to 66%); risk free interest rate of 1.63% to 2.44% (2008 — 2.39% to 3.35%) and expected life of 3.5 years (2008 — 3.5 years)

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual stock options and the Company is not required to make payments for such transactions.

e)     Warrants

As at December 31, 2009 and 2008, the following warrants are outstanding:

December 31, 2009				December 31, 2008
	Number of	Exercise			Number of	Exercise	Expiry
Date issued	warrants	price	Expiry date	Date issued	warrants	price	date
November 6, 2009	1,707,731	$0.89	July 30, 2010	December 17, 2007	2,000,000	$2.40	December 17, 2009
November 6, 2010	282,705	$0.89	August 5, 2010
November 6, 2009	1,906,733	$1.30	December 4, 2010
	3,897,169				2,000,000

The warrants outstanding at December 31, 2008, were exercised on December 17, 2009 for $4,820; $712 was transferred from contributed surplus to share capital, representing value of warrants at date of issuance.

As part of the West Timmins acquisition, the Company issued 4,180,085 warrants (note 8); to December 31, 2009, a total of 282,916 warrants were exercised for proceeds of $340. $761 was transferred to contributed surplus, representing value of warrants exercised at date of issuance.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

f)                Contributed Surplus

Year ended December 31,	2009	2008
Balance, beginning of year	$7,982	$6,797
Stock-based compensation	2,504	2,077
Options and warrants issued on the West Timmins acquisition, note 8	24,719	—
Stock options exercised	(7,792)	(670)
Warrants exercised (2008 - expired)	(1,473)	(222)
Balance, end of year	$25,940	$7,982

g)             Accumulated Other Comprehensive Income

Year ended December 31,	2009	2008
Balance, beginning of year	$0	$(6)
Other comprehensive income, net of tax	26	6
Balance, end of year	$26	$0

h)    Basic and Diluted Income (Loss) per share

The impact of the outstanding options and warrants for the year ended December 31, 2008 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The diluted income (loss) per share for the year ended December 31, 2009 and 2008 is calculated as follows:

Year ended December 31	2009	2008
Net income (loss) for the year	$2,135	$(5,501)
Weighted average diluted number of common shares outstanding	229,753	155,797
Diluted income (loss) per share	$0.01	$(0.04)

The diluted number of shares outstanding at December 31, 2009, is as follows:

Weighted average commons shares outstanding	224,278
Incremental shares - stock compensation options	2,150
Incremental shares - warrants	3,325
Weighted average diluted number of common shares outstanding	229,753

13.  ASSET RETIREMENT OBLIGATIONS

A summary of the changes in the asset retirement obligations for the years ended December 31, 2009 and, 2008 is as follows:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

Year ended December 31,	2009	2008
Balance, beginning of year	$1,461	$1,228
Liability incurred on the Timmins West property	72	109
Liability incurred on the Bell Creek mine	49	—
Acquired with the Bell Creek West properties note 10	197	—
Accretion expense	146	124
Total asset retirement obligations	$1,925	$1,461
Less current portion (included on accounts payable and acrued liabilities):	(197)	—
Long term asset retirement obligations	$1,728	$1,461

Asset retirement obligations include $1,455 acquired obligations for site reclamation and remediation on the Bell Creek mine and mill and $273, obligations for site reclamation and remediation on the Timmins mine project and $197, acquired obligations with the acquisition of the Bell Creek West properties. This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

The liability is accreted over time through charges to operating costs and, the associated costs capitalized on the related assets will be amortized over the assets’ useful lives once commercial production commences.

The total undiscounted estimated asset retirement liability is $4,960 for the Bell Creek mine and mill and $851 for the Timmins mine project. In determining this amount it has been assumed that the costs will be incurred in twelve to twenty years for the Bell Creek mine and mill and fourteen years for Timmins mine project; the costs were discounted using a credit-adjusted risk-free rate of 10%.

In view of the uncertainties concerning the preparation of the cost estimate, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts. Any future changes to the liability as a result of changes in regulations, laws or assumptions used would be recognized prospectively.

14.                 RELATED PARTY TRANSACTIONS

In addition to the transactions with Hochschild in 2009 (note 12(b)), the following are related party transactions for the years ended December 31, 2009 and 2008:

No fees were paid during 2009 (2008 — $647) for consulting services provided by directors. The fees paid in 2008 included $500 paid to a director as finder fees related to the Hochschild equity transactions (note 12(b)), and have been recorded as share issue costs.

In 2009, the Company charged $87 (2008 - $112) to Northern Superior. The charges were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009.

During the year ended December 31, 2009, Northern Superior, the joint venture operator for the Ti-pa-ha-kaa-ning property, charged the Company $216 (2008 — $4,017), for the Company’s share for the property expenditures. As at December 31, 2009, there is net amount of $87 (2008 — $814) due to Northern Superior, of which $87 is included in accounts payable (2008 - $1,088) and $Nil in exploration advances and other receivables (2008 - $274).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

15.                 FUTURE INCOME TAXES

The provision for income taxes in the consolidated statement of loss and deficit represents an effective rate different than statutory rate of 31% (2008 — 31.5%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income taxes due to the following:

Year ended December 31,	2009	2008
Loss before income taxes	$(9,694)	$(7,532)
Computed income tax recovery at Canadian statutory rates	3,005	2,373
Non-deductible expenses	(471)	(507)
Future tax rate adjustments	9,360	442
Other	(65)	(277)
Future income tax recovery	$11,829	$2,031

The tax effect of temporary differences that gives rise to the Company’s net future income tax liability is as follows:

As at December 31,	2009	2008
Future income tax assets
Operating losses carried forward	$20,398	$2,962
Property, plant and equipment	2,265	—
Share issue costs	1,730	730
Asset retirement obligations	432	394
Other	115	—
	24,940	4,086
Less: Valuation allowance	(4,529)	(201)
Total future income tax assets	$20,411	$3,885

Future income tax liabilities
Resource properties and deferred exploration	$(173,386)	$(19,676)
Property, plant and equipment	—	(1,590)
Total future income tax liability	(173,386)	(21,266)
Net future income tax liability	$(152,975)	$(17,381)

The renunciation in 2008 of flow through funds raised in 2007 resulted in $4,725 (none in 2009) reduction in share capital with a corresponding increase to future income tax liability. During the first quarter of 2008, the Company renounced $15,000 of flow through expenditures (funds raised in 2007), of which $5,340 were spent on Canadian exploration expenditures (“CEE”) as at December 31, 2007 and the remainder was spent in 2008 on eligible CEE.

At December 31, 2009, the Company has loss carry forwards of $63,490 available for tax purposes in Canada which expire between 2010 and 2029; the Company also has losses carried forward of $15,225

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

available for tax purposes in Mexico expiring between 2013 and 2019. The Company has taken a full valuation allowance against the Mexico losses as at December 31, 2009.

16.       SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities
Year ended December 31,	2009	2008
Resource properties
Value allocated pursuant to the West Timmins Mining acquisition (2008 - finalisation of the purchase price allocation for Bell Creek asset acquisition)	$563,596	$64
Value allocated on the acquisition of Bell Creek West properties	6,707	—
Reduction in working capital related to resource properties	2,122	8,607
Write off of resource properties	210	—
Depreciation capitalized	2,705	664
Asset retirement obligations incurred	122	109
Stock based compensation capitalised (note 12(d))	813	473
Shares issued as part of resource property agreements	114	118

Share Capital
Shares issued on acquisition of West Timmins Mining (net of share issue costs) note 8	$399,045	$0
Shares issued for resource properties note 10	6,628	118
Transfer of amounts from contributed surplus (note 12)	9,265	892
Future tax recovery on share issue costs	1,266	297
2008 - 15 million flow through shares renounced recorded as adjustment to share issue costs (note 15)	—	(4,725)
Interest received	$414	$2,200
Income taxes paid	—	—

Cash and cash equivalents consist of:
Cash	$44,220	$25,319
Short term investments	88,700	60,000
	$132,920	$85,319

17.       COMMITMENTS AND CONTINGENCIES

In addition to commitments and contractual obligations under various property agreements (note 10), the Company’s existing contractual obligations are as follows:

						2015 and
	2010	2011	2012	2013	2014	thereafter	Total
Office rent	$455	$431	$433	$429	$179	$0	$1,927
Asset retirement obligations	—	—	—	—	—	5,811	5,811
Capital leases and other	3,880	3,006	2,764	1,266	253	1,261	12,430
	$4,335	$3,437	$3,197	$1,695	$432	$7,072	$20,168

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(in thousands of dollars, except as the per share amounts)

18.       SEGMENTED INFORMATION

The Company’s one reportable segment is the acquisition and exploration of mineral properties. Geographic information as at December 31, 2009 and 2008 is as follows:

As at December 31,	2009	2008
Resource properties and deferred exploration
Canada	$732,171	$172,108
Mexico	117,022	—
	$849,193	$172,108
Property, plant and equipment
Canada	28,701	$13,703
Mexico	22	—
	28,723	$13,703
Future tax liabilities
Canada	(120,198)	(17,381)
Mexico	(32,777)	—
	(152,975)	$(17,381)